Exhibit 99.23

Notice to ASX

Notification of dividend / distribution

Announcement Summary

Entity name

RIO TINTO LIMITED

Security on which the Distribution will be paid

RIO - ORDINARY FULLY PAID

Announcement Type

New announcement

Date of this announcement

Wednesday February 27, 2019

Distribution Amount

AUD 5.89590000

Ex Date

Thursday March 7, 2019

Record Date

Friday March 8, 2019

Payment Date

Thursday April 18, 2019

DRP election date

Thursday March 28, 2019 17:00:00

Additional Information

The 2018 final dividend of AUD 2.5089 per share is fully franked at the applicable corporate rate of 30%. The special dividend of AUD 3.3870 per share is fully franked at the applicable corporate rate of 30%.

Refer to below for full details of the announcement

Announcement Details

Part 1 - Entity and announcement details

1.1	Name of +Entity

RIO TINTO LIMITED

1.2	Registered Number Type

ABN

Registration Number

96004458404

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1.3	ASX issuer code

RIO

1.4	The announcement is

New announcement

1.5	Date of this announcement

Wednesday February 27, 2019

1.6	ASX +Security Code

RIO

ASX +Security Description

ORDINARY FULLY PAID

Part 2A - All dividends/distributions basic details

2A.1 Type of dividend/distribution

Ordinary Special

2A.2 The Dividend/distribution:

relates to a period of six months

2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date)

Monday December 31, 2018

2A.4 +Record Date

Friday March 8, 2019

2A.5 Ex Date

Thursday March 7, 2019

2A.6 Payment Date

Thursday April 18, 2019

2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable?

Security holder approval Court approval

Lodgement of court order with +ASIC ACCC approval

FIRB approval

Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution.

No

2A.8 Currency in which the dividend/distribution is made ("primary currency")

AUD - Australian Dollar

2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form

AUD 5.89590000

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2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market?

Yes

2A.11 Does the entity have a securities plan for dividends/distributions on this +security?

We have a Dividend/Distribution Reinvestment Plan (DRP)

2A.11a If the +entity has a DRP, is the DRP applicable to this dividend/distribution?

Yes

2A.11a(i) DRP Status in respect of this dividend/distribution

2A.12 Does the +entity have tax component information apart from franking?

No

Part 2B - Currency Information

Full DRP

2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.).

Yes

2B.2 Please provide a description of your currency arrangements

Where the security holder has nominated an Australian or United Kingdom financial institution account for receipt of payments, payment will be made by direct credit in AUD or GBP as applicable. In the absence of any such nomination, or any election by the securityholder to the contrary (including currency election facilities offered by Computershare Investor Services Pty Ltd, RioTinto Limited's share registry), payments will be made as follows:

-	securityholders with a registered address in the United Kingdom will receive payment by cheque in GBP; and
-	all other secuirtyholders will receive payment by cheque in AUD.

Payments in GBP referred to above will be converted from AUD at the exchange rate applicable 5 business days prior to the dividend payment date and released to the ASX the following day.

2B.2a Other currency/currencies in which the dividend/distribution will be paid:

GBP - Pound Sterling                                          GBP

2B.2b Please provide the exchange rates used for non-primary currency payments

2B.2c If payment currency equivalent and exchange rates not known, date for information to be released

Friday April 12, 2019

Estimated or Actual?

Actual

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2B.3 Can the securityholder choose to receive a currency different to the currency they would receive under the default arrangements?

No

Part 3A - Ordinary dividend/distribution

3A.1 Is the ordinary dividend/distribution estimated at this time?

No

3A.1b Ordinary Dividend/distribution amount per security

AUD 2.50890000

3A.2 Is the ordinary dividend/distribution franked?

Yes

3A.3 Percentage of ordinary dividend/distribution that is franked 100.0000%

3A.4 Ordinary dividend/distribution franked amount per +security

AUD 2.50890000

3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount

AUD 0.00000000

3A.7 Ordinary dividend/distribution conduit foreign income amount per security

AUD 0.00000000

Part 3B - Special dividend/distribution

3B.1 Is the special dividend/distribution estimated at this time?

No

3B.1b Special dividend/distribution amount per

+security

AUD 3.38700000

3B.2 Is special dividend/distribution franked?

Yes

3B.3 Percentage of special dividend/distribution that is franked

100.0000%

3A.1a Ordinary dividend/distribution estimated amount per +security

AUD

3A.2a Is the ordinary dividend/distribution fully franked?

Yes

3A.3a Applicable corporate tax rate for franking credit (%)

30.0000%

3A.5 Percentage amount of dividend which is unfranked

0.0000%

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3B.1a Special dividend/distribution estimated amount per +security

AUD

3B.2a Is the special dividend/distribution fully franked?

Yes

3B.3a Applicable corporate tax rate for franking credit (%)

30.0000%

3B.4 Special dividend/distribution franked amount per +security

AUD 3.38700000

3B.5 Percentage of special dividend/distribution that is unfranked

0.0000%

3B.6 Special dividend/distribution unfranked amount per +security excluding conduit foreign income amount

AUD 0.00000000

3B.7 Special dividend/distribution conduit foreign income amount per +security

AUD 0.00000000

Part 4A - +Dividend reinvestment plan (DRP)

4A.1 What is the default option if +security holders do not indicate whether they want to participate in the DRP?

Do not participate in DRP (i.e. cash payment)

4A.2 Last date and time for lodgement of election notices to share registry under DRP

Thursday March 28, 2019 17:00:00

4A.4 Period of calculation of reinvestment price

4A.3 DRP discount rate

0.0000%

Start DateEnd Date

4A.5 DRP price calculation methodology

Shares will be purchased on-market on or as soon as practicable after the dividend payment date. It may be necessary to carry out several market transactions to acquire the number of shares required and the DRP price will be the average of the deal prices of those transactions.

The DRP price will be published at www.riotinto.com/drp-price

4A.6 DRP Price (including any discount):

AUD

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4A.8 Will DRP +securities be a new issue?

No

4A.7 DRP +securities +issue date

4A.9 Is there a minimum dollar amount or number of +securities required for DRP participation?

No

4A.10 Is there a maximum dollar amount or number of +securities required for DRP participation?

No

4A.11 Are there any other conditions applying to DRP participation?

No

4A.12 Link to a copy of the DRP plan rules

http://www.riotinto.com/drp-rules

4A.13 Further information about the DRP

Part 5 - Further information

5.1	Please provide any further information applicable to this dividend/distribution

The 2018 final dividend of AUD 2.5089 per share is fully franked at the applicable corporate rate of 30%. The special dividend of AUD 3.3870 per share is fully franked at the applicable corporate rate of 30%.

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